UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SANDRIDGE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-8084793
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

123 Robert S. Kerr Avenue Oklahoma City, Oklahoma	73102
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Item 1.	Description of Registrant’s Securities to be Registered.

General

As previously reported, on May 16, 2016, SandRidge Energy, Inc., a Delaware corporation (the “Company”), and certain of its direct and indirect subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) in order to effectuate the Amended Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc. et al., dated September 19, 2016 (the “Plan”). On September 20, 2016, the Bankruptcy Court entered an amended order confirming the Plan (the “Confirmation Order”), a copy of which is filed as Exhibit 99.1 hereto. On the date hereof (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order and the Plan became effective.

Pursuant to the Plan, on the Effective Date, the Company created new common stock, par value $0.001 per share (the “Common Stock”). On the Effective Date, pursuant to the Plan, the Company issued 19,371,229 shares of Common Stock, including 971,231 shares issued and outstanding to give effect to the election of certain holders to receive Common Stock on the Effective Date instead of the New Convertible Debt (as defined in the Plan). This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Common Stock issued pursuant to the Plan. The Company has applied to list the Common Stock on the New York Stock Exchange under the symbol of “SD.”

Also on the Effective Date, the Company filed its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Amended and Restated Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.

Authorized Capitalization

The Company’s authorized capital stock consists of 300,000,000 shares, which include 250,000,000 shares of the Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Common Stock

Dividends

Subject to the rights granted to any holders of the Preferred Stock, holders of the Common Stock will be entitled to dividends in the amounts and at the times declared by the Company’s board of directors (the “Board”) in its discretion out of any assets or funds of the Company legally available for the payment of dividends.

Voting

Each holder of shares of the Common Stock is entitled to one vote for each share of the Common Stock on all matters presented to the stockholders of the Company (including the election of directors). Except as otherwise required by law, the holders of the Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote on such amendment pursuant to the Certificate of Incorporation or pursuant to the DGCL. There are no cumulative voting rights for the election of directors, which means that the holders of a majority of the shares of the Common Stock will be entitled to elect all of the Company’s directors, unless the number of nominees for director exceeds the number of directors to be elected, in which case, the directors will be elected by a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors. Any person who acquires shares of the Common Stock to which the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), would apply is restricted from voting such shares of the Common Stock, except with respect to voting on (i) retention or dismissal of outside auditors, (ii) any distributions to the stockholders, (iii) certain fundamental transactions, (iv) the adoption of a new or amended Certificate of Incorporation, other than ministerial amendments, (v) certain authorization or issuance of equity interests, or any security or instrument convertible into or exchangeable for equity interests, and (vi) liquidation of the Company or any of its subsidiaries. The foregoing voting restriction will not apply if the holder of such shares of the Common Stock has complied with the filing and waiting period requirements of the HSR Act or has transferred such shares to a person that would not be required to make a filing under the HSR Act with respect to such acquisition or for which the waiting period under the HSR Act has expired.

Liquidation

The holders of the Common Stock will share equally and ratably in the Company’s assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.

Other Rights

The holders of the Common Stock do not have preemptive rights to purchase shares of the Company’s stock. The Common Stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of Preferred Stock that the Company may issue in the future.

Under the terms of the Certificate of Incorporation and the Bylaws, the Company is prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company.

Limitation of Liability of Directors

The Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The effect of this provision is to eliminate the Company’s and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company and certain holders of the Common Stock (the “Stockholders”) executed a registration rights agreement, dated as of the Effective Date (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, among other things, any Stockholders who collectively have beneficial ownership of at least 10% of the Common Stock originally issued under the Plan (such Stockholders, the “Required Holders”), calculated on a fully diluted common stock equivalent basis and assuming the conversion of all New Convertible Debt (as defined in the Registration Rights Agreement) and the exercise of the New Warrants (as defined in the Registration Rights Agreement), will have the right to request the Company to file with the SEC a registration statement on Form S-1 or S-3 of all or any portion of the Registrable Securities (as defined in the Registration Rights Agreement) held by such Required Holders (each, a “Demand Registration”). Notwithstanding the foregoing, the Company will not be required to effectuate a Demand Registration if within 180 calendar day period preceding the date of notice requesting a Demand Registration, (i) the Company effected a Demand Registration or Piggyback Registration (as defined below), (ii) such Required Holders received notice of such Demand Registration or Piggyback Registration and (iii) such Required Holders were able to register and sell pursuant to such Demand Registration or Piggyback Registration at least 60% of the Registrable Securities requested to be included in such registration either at the time of its effectiveness or within 90 calendar days thereafter.

The Required Holders will have the right to request that the Company file with the SEC a shelf registration statement on Form S-1 or Form S-3. Following the effectiveness of the shelf registration statement, the Required Holders may request to effectuate a shelf takedown off of such shelf by means of an underwritten public offering, provided that the net proceeds to be received by Holders (as defined in the Registration Rights Agreement) in connection with such public offering will be reasonably expected to exceed $20 million. The Company will not be required to effect more than two underwritten shelf takedowns during any period of 12 consecutive months and will not be required to effect an underwritten shelf takedown within 60 days after the pricing of a previous underwritten shelf takedown.

In the event the Company proposes to file a registration statement or conduct a shelf takedown with respect to a public offering of any class of the Company’s capital stock (other than a Demand Registration or registration on Form S-8 or Form S-4, a “Piggyback Registration”), the Company must notify all Holders of Registrable Securities of its intention to effect such Piggyback Registration and include in such Piggyback Registration all Registrable Securities requested to be included therein, subject to customary underwriter cutbacks under the Registration Rights Agreements.

If required by the Holders of a majority of the Registrable Securities participating in the underwritten public offering and requested by the managing underwriters of such public offering, each of the participating Holders will execute a customary lock-up agreement, which will be on substantially similar terms as the lock-up agreements covering the Company’s executive officers and directors and the Holders requesting such lock-up agreements. Additionally, in connection with any underwritten public offering and upon the reasonable request of the managing underwriters, the Company will agree to be subject to customary lock-up provisions and will cause its executive officers and directors to enter into customary lock-up agreements for such offering.

The Registration Rights Agreement includes customary indemnification provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Anti-Takeover Provisions of the Certificate of Incorporation, the Bylaws and the DGCL

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a takeover attempt or a removal of the Company’s incumbent officers or directors that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by the stockholders.

Preferred Stock

The Board is empowered, without further vote or action by the stockholders (except as may otherwise be provided by the terms of any class or series of then-outstanding Preferred Stock), to (i) authorize the issuance of the Preferred Stock in one or more classes or series, (ii) determine the designations and the powers, preferences, rights, qualifications, limitations and restrictions thereof, (iii) divide at its option such Preferred Stock into classes or series, (iv) determine variations, if any, between any classes or series so established, and (v) increase or decrease the number of shares of any such class or series to the extent permitted by law.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of the Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

Written Consent of Stockholders; Calling of Special Meeting of Stockholders

The Bylaws provide that any action required or permitted to be taken by the Company’s stockholders must be taken at a duly noticed and called meeting of stockholders and not by written consent. Stockholders are only permitted to call a special meeting upon a written request of holders of record of at least 25% of the voting power of the outstanding capital stock of the Company.

Amendment of the Bylaws

Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Certificate of Incorporation and the Bylaws grant to the Board the power to adopt, amend, restate or repeal the Bylaws, provided that no bylaw adopted by the stockholders may be amended, repealed or readopted by the Board if such bylaw so provides. The stockholders may adopt, amend, restate or repeal the Bylaws but only by a vote of holders of a majority in voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.

Newly Created Directorships and Vacancies on the Board

Under the Bylaws, any vacancies on the Board for any reason and any newly created directorships resulting from any increase in the number of directors may be filled solely by the Board upon a vote of a majority of the remaining directors then in office, even if they constitute less than a quorum of the Board or by a sole remaining director.

No Cumulative Voting

The stockholders do not have the right to cumulate votes, as discussed further under “Common Stock—Voting.”

Section 203 of the DGCL

Before the Effective Date, the Company’s Certificate of Incorporation provided that the Company was subject to Section 203 of the DGCL. As of the Effective Date, the Company has elected in its Certificate of Incorporation to not be subject to Section 203, which election will become effective 12 months after the Effective Date and would not apply to a “business combination” (as defined below) with a person who became an “interested stockholder” (as defined below) prior to the Effective Date.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Exclusive Forum

The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery shall not have jurisdiction, another state court located within the state of Delaware, or if no such state court shall have jurisdiction, the federal district court for the District of Delaware) will be, to the fullest extent permitted by law, the exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to the DGCL, the Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the foregoing forum selection provisions.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.

Item 2.	Exhibits.

Exhibit Number	Name of Exhibit

2.1*	Amended Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc., et al., dated September 19, 2016 (incorporated by reference to Exhibit A of the Confirmation Order attached as Exhibit 99.1 hereto).

3.1*	Amended and Restated Certificate of Incorporation of SandRidge Energy, Inc.

3.2*	Amended and Restated Bylaws of SandRidge Energy, Inc.

10.1*	Registration Rights Agreement between SandRidge Energy, Inc. and certain holders identified therein.

99.1*	Amended Order Confirming the Amended Joint Chapter 11 Plan of Reorganization of Sandridge Energy, Inc. and its Debtor Affiliates

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SANDRIDGE ENERGY, INC.

Date: October 4, 2016	By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Name of Exhibit

2.1*	Amended Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc., et al., dated September 19, 2016 (incorporated by reference to Exhibit A of the Confirmation Order attached as Exhibit 99.1 hereto).

3.1*	Amended and Restated Certificate of Incorporation of SandRidge Energy, Inc.

3.2*	Amended and Restated Bylaws of SandRidge Energy, Inc.

10.1*	Registration Rights Agreement between SandRidge Energy, Inc. and certain holders identified therein.

99.1*	Amended Order Confirming the Amended Joint Chapter 11 Plan of Reorganization of Sandridge Energy, Inc. and its Debtor Affiliates

*	Filed herewith.